UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
____________________

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the fiscal year ended December 31, 2007

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
for the transition period from        to

Commission File Number:   1-16625

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bunge Retirement Savings Plan
c/o Bunge North America, Inc.
11720 Borman Drive
St. Louis, Missouri 63146

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bunge Limited
50 Main Street
White Plains, NY 10606

BUNGE RETIREMENT SAVINGS PLAN

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of December 31, 2007 and 2006	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended
December 31, 2007 and 2006	3

Notes to Financial Statements	4–8

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i — Schedule of Assets (Held at End of Year)
as of December 31, 2007	9

NOTE:
All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

SIGNATURE PAGE	10

EXHIBIT INDEX	11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Bunge Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Bunge Retirement Savings Plan (the “Plan”) as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic 2007 financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2007 financial statements taken as a whole.

/s/ Deloitte & Touche LLP

St. Louis, Missouri
June 23, 2008

BUNGE RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2007 AND 2006

	2007	2006

INVESTMENTS — At fair value:
Mutual funds	$95,387,189	$92,505,186
Common collective trusts	42,320,217	38,914,392
Interest in Bunge Limited common shares	13,809,714	8,554,346
Participant loans	1,881,632	1,700,890

Total investments	153,398,752	141,674,814

CONTRIBUTIONS RECEIVABLE:
Participants	279,483	265,097
Employer group	280,879	247,484

Total contributions receivable	560,362	512,581

PLAN TRANSFERS RECEIVABLE	44,976	33,774

NET ASSETS AVAILABLE FOR BENEFITS	$154,004,090	$142,221,169

See notes to financial statements.

BUNGE RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2007 AND 2006

	2007	2006

ADDITIONS:
Investment income — interest	$1,196,410	$1,046,521
Investment income — dividends	5,544,999	3,210,988
Contributions:
Employer group	3,975,125	3,535,413
Participants	8,134,869	7,134,697
Rollovers	954,244	181,608
Other	51,424	14,574
Net appreciation in value of investments	4,783,456	10,374,108

Total	24,640,527	25,497,909

DEDUCTIONS:
Benefits paid to participants	12,773,081	18,996,066
Administrative expenses	84,525	61,641

Total	12,857,606	19,057,707

INCREASE IN NET ASSETS	11,782,921	6,440,202

NET ASSETS AVAILABLE FOR BENEFITS — Beginning of year	142,221,169	135,780,967

NET ASSETS AVAILABLE FOR BENEFITS — End of year	$154,004,090	$142,221,169

See notes to financial statements.

BUNGE RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

The Bunge Retirement Savings Plan (the “Plan”) was established as of January 1, 1971. Effective January 1, 2004, the Plan was amended to include participants from the Bunge Management Services Inc. Savings Plan, the Central Soya and Affiliates Thrift Savings Plan and the non-union participants from the Bunge North America, Inc. Savings Plan. Significant accounting policies followed by the Plan are as follows.

Basis of Accounting — The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Investment Valuation and Income Recognition — Investments in Bunge Limited common shares, common collective trusts, and mutual funds are stated at fair value which is based on quoted market prices. Sales and purchases of investments are accounted for on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Earnings on investments are allocated to participants based on account balances.

Administrative Expenses — Administrative expenses of the Plan are paid by the participants as provided in the Plan document.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan invests in various securities, including mutual funds, common collective trusts, and common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

New Accounting Pronouncements — In September 2006, the Financial Accounting Standards Board issued Statement on Financial Accounting Standards No. 157 (“SFAS No. 157”), Fair Value Measurements. SFAS No. 157 establishes a single authoritative definition of fair value, sets a framework for measuring fair value and requires additional disclosures about fair value measurement.  SFAS No. 157 is effective for financial statements issued for fiscal years beginning after November 17, 2007.  Plan management has not completed the process of evaluating the impact that will result from adopting SFAS No. 157.  Plan management does not expect that SFAS No. 157 will have material impact on its net assets available for benefits and changes in net assets available for benefits when such statement is adopted.

2.	PLAN DESCRIPTION

The Plan is a defined contribution plan designed to qualify under Section 401(k) of the Internal Revenue Code (“IRC”) and is administered by the Retirement Savings Plan Committee (the “Committee”) appointed by the Board of Directors of Bunge North America, Inc. (the “Company”). The Company has appointed CitiStreet as recordkeeper and State Street Bank and Trust Company (“State Street”) to serve as administrator and Trustee of the Plan. The descriptions of Plan terms in the following notes to financial statements are provided for general information purposes only and are qualified in their entirety by reference to the Plan document. Participants should refer to the Plan document for more complete information. All non-union employees (except seasonal, temporary and leased employees) employed by Bunge Milling, Inc., Bunge Oils, Inc., Bunge North America (East), L.L.C., Bunge North America (OPD West), Inc., Bunge Management Services Inc., Bunge Global Markets, Inc., Bunge North America, Inc. or their subsidiaries or Bunge Towing, Inc. (collectively the “Employer Group”) are immediately eligible to participate in the Plan. Individual accounts are maintained for each participant. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

3.	CONTRIBUTIONS AND WITHDRAWALS

Participants may contribute up to 50% of their base salary on a pre-tax basis. Prior to January 1, 2004, participants also had the option to contribute on a post-tax basis up to 4% of their base salary. The total amount which a participant could elect to contribute to the Plan on a pre-tax basis in 2007 could not exceed $15,500 ($15,000 in 2006). However in 2007 and 2006, if a participant reached age 50 by December 31 of that year, they were able to contribute an additional $5,000 “catch up” contribution to the Plan on a pre-tax basis.

The contribution amounts and allocation between pre-tax and post-tax basis of participant accounts are subject to Internal Revenue Service discrimination tests. The participants’ contributions, plus any actual earnings thereon, vest immediately.

Monthly matching contributions are made by the Employer Group. Effective January 1, 2004, participant contributions are matched at the rate of 100% of the first 3% and 50% of the next 2% of participant pre-tax contributions. All matching contributions vest immediately. Prior to January 1, 2004, contributions were matched at the rate of 25% of the first 6% of participant pre-tax contributions and vested at a rate of 20% per year. Participants with an Employer Group matching contribution balance on January 1, 2004, became fully vested in such balance effective January 1, 2004.

Participants may select from a number of investment alternatives for their contributions. Employer Group matching contributions are allocated to participants based on the contribution allocation among investment alternatives elected by the participants. Thereafter, employee and employer contributions may be reallocated by the participant among all investment alternatives.

Participants may withdraw their post-tax contributions plus earnings and, in certain circumstances, vested pre January 1, 2004 Employer Group contributions plus earnings. Vested Employer Group contributions plus earnings may only be withdrawn after all participant post-tax contributions plus earnings have been withdrawn.  Participants may not withdraw pre-tax contributions except as provided for hardship withdrawls or age 59½ withdrawls permitted by the Plan.  Following normal retirement, participants must withdraw their entire account balances in a lump sum or any other form of payment allowed by the Plan.  Withdrawals by participants are recorded upon distribution.

The Plan allows participants the option of making qualified (as defined by the Plan document and the IRC) rollover contributions into the Plan.

4.	PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years with the exception of loans for the purchase of a primary residence which may have a longer term. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with the prevailing interest rate charged on similar commercial loans by lending institutions as determined by the plan administrator. Loan payments, including interest due, are paid ratably through payroll deductions. Participant loans are valued at the outstanding loan balance. As of December 31, 2007, participant loans bear interest rates from 4.5% to 9.5% and maturities through August 2016. As of December 31, 2006, participant loans bear interest rates from 4.5% to 10.5% and maturities through March 2012.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan is terminated, participants will become 100% vested in their accounts.

6.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Plan administrator by a letter, dated March 25, 2003, that the Plan and related trust were designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter (see Note 1). However, the Plan administrator believes that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC and the Plan and related trust continue to be tax exempt. Accordingly, no provision for income taxes has been recorded in the Plan’s financial statements.

7.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain of the Plan’s investments are in shares of funds offered by the Trustee. Therefore, these transactions qualify as exempt party-in-interest transactions. Such investments as of December 31, 2007, are disclosed in the supplemental schedule of assets held for investment purposes.

Personnel and facilities of the Company have been used by the Plan for its accounting and other activities at no charge to the Plan.

8.	INVESTMENTS

The Plan’s investments that represented 5% or more of the Plan’s net assets available for benefits as of December 31, 2007 and 2006, are as follows:

	2007	2006

Fidelity Capital Appreciation Fund	$25,500,951	$25,946,543
SSgA S&P 500 Index Fund	24,997,207	25,345,745
SSgA Money Market Fund	24,858,932	20,567,945
Legg Mason Value Fund	14,870,098	17,902,282
PIMCO Total Return Fund	14,522,994	13,549,352
Interest in Bunge Limited common shares	13,809,714	8,554,346
American Funds New Perspective Fund	11,484,393	9,696,624

During the years ended December 31, 2007 and 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2007	2006

Mutual funds	$(2,404,989)	$3,811,873
Common collective trusts	2,072,140	4,678,138
Interest in Bunge Limited common shares (1)	5,116,305	1,884,097

Net appreciation in value of investments	$4,783,456	$10,374,108

(1)  The Plan allows for participants to invest in Bunge Limited common shares. Bunge Limited is the parent company of the sponsoring employer. The Plan held 113,788 and 111,250 common shares of Bunge Limited at December 31, 2007 and 2006, respectively. During 2007 and 2006, the Plan recorded dividend income of $74,263 and $71,004, respectively, and net appreciation in fair value of $5,116,305 and $1,884,097, respectively, from Bunge Limited common shares.

9.	PLAN TRANSFERS

Certain Plan participants also had accounts in another defined contribution plan sponsored by the Company or a company within the same control group. Plan transfers included in the statements of changes in net assets available for benefits reflect transfers made to combine multiple participant accounts into each participant’s active account. In addition, if a change in a participant’s employment classification occurs during a Plan year (for example, transfer from union to non-union classification), the assets related to such participant would be transferred to the applicable plan within the control group for such participant’s new employment status. Such transfer will be made within a reasonable period of time following the change in employment classification. Timing of those transfers may, from time-to-time, result in Plan payables or receivables in the respective plans.

10.	SUBSEQUENT EVENT

Effective January 1, 2008, CitiStreet and State Street were terminated as recordkeeper, and administrator and trustee, of the assets related to the Plan, respectively. Fidelity Management Trust Company (“Fidelity”) was named as successor recordkeeper, administrator and trustee. The market value of the assets transferred from CitiStreet to Fidelity on January 1, 2008 was as follows:

PIMCO Total Return Fund	$14,522,994
SSgA Money Market Fund	24,858,932
SSgA Russell 2000 Fund	3,320,537
Self-Managed Account	1,063,527
Oakmark Select Fund	3,086,294
Loan Fund	1,881,632
Fidelity Capital Appreciation Fund	25,500,951
American Funds New Perspective Fund	11,484,393
Interest in Bunge Limited common shares	13,809,714
SSgA Conservative Strategic Asset Allocation Fund	3,672,430
SSgA Moderate Strategic Asset Allocation Fund	3,015,781
SSgA Aggressive Strategic Asset Allocation Fund	3,371,819
SSgA S&P 500 Index	24,997,207
Legg Mason Value Fund	14,870,098
SSgA S&P Midcap Fund	3,942,443

Total	$153,398,752

Each fund’s assets were transferred to a comparable investment fund at Fidelity. PIMCO Total Return Fund assets were transferred to the Fidelity Total Bond Fund. SSgA Money Market Fund assets were transferred to the Vanguard Prime Money Market-Institutional Shares Fund. SSgA Russell 2000 Fund assets were transferred to the Vanguard Small-Cap Index Fund Signal Shares Fund. The Self-Managed Account assets were transferred to Fidelity Brokerage Link Fund. The Loan Fund assets were transferred to the Fidelity Loan Fund. The Fidelity Capital Appreciation Fund and the Oakmark Select Fund assets were transferred to the Janus Adviser Forty Fund Class S. The American Funds New Perspective Fund assets were transferred to the Fidelity Institutions Discovery Fund. The Plan’s interest in Bunge Limited common shares were transferred to the Bunge Stock Fund. The SSgA Conservative Strategic Asset Allocation Fund assets, the SSgA Moderate Strategic Asset Allocation Fund assets, and the Aggressive Strategic Assets Allocation Fund assets were transferred to the Fidelity Freedom Funds by Age Fund. The SSgA S&P 500 Index Fund assets were transferred to the Vanguard Institutional Index Fund. The Legg Mason Value Fund assets were transferred to T. Rowe Price Value Fund. The Self-Managed Account assets were transferred to Fidelity Brokerage Link Fund. The SSgA S&P Midcap Fund assets were transferred to the Vanguard Mid-Cap Index Fund-Institutional Shares.

******

BUNGE RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i —
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2007

	Number of		Current
Description	Shares/Units	Cost**	Value

INTEREST IN MUTUAL FUNDS:
*SSgA Money Market Fund	24,858,931.8100		$24,858,932
PIMCO Total Return Fund	1,358,558.8564		14,522,994
Oakmark Select Fund	121,221.2873		3,086,294
Fidelity Capital Appreciation Fund	952,950.3217		25,500,951
American Funds New Perspective Fund	340,682.0698		11,484,393
Legg Mason Value Fund	216,449.7460		14,870,098
*Self-Managed Account			1,063,527

Total interest in mutual funds			95,387,189

INTEREST IN COMMON COLLECTIVE TRUSTS:
*SSgA Conservative Strategic Asset Allocation Fund	290,770.3496		3,672,430
*SSgA Moderate Strategic Asset Allocation Fund	221,991.7405		3,015,781
*SSgA Aggressive Strategic Asset Allocation Fund	231,740.1501		3,371,819
*SSgA S&P 500 Index Fund	950,066.7758		24,997,207
*SSgA Russell 2000 Fund	284,677.1484		3,320,537
*SSgA S&P Midcap Fund	97,447.7480		3,942,443

Total interest in common collective trusts			42,320,217

*INTEREST IN COMMON STOCK — Bunge
Limited common shares	113,788.0000		13,809,714

*PARTICIPANT LOANS — Loan Fund, rates from
4.5% to 9.5%, maturities through August 2016			1,881,632

Total investments			$153,398,752

*Party-in-interest

**Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Bunge Retirement Savings Plan has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bunge Retirement Savings Plan

Date: June 26, 2008	By:	/s/ Philip Staggs
		Name:	Philip Staggs
		Title:	Plan Administrator

EXHIBIT INDEX

Exhibit Number	Description of Document

23.1	Consent of Independent Registered Public Accounting Firm